EXHIBIT 99.4

Disclosure of Transactions in Own Shares

Paris, September 12, 2019 - In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 5, 2019 to September 9, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05.09.2019	113,347	45.8233	5,193,934	XPAR
05.09.2019	9,434	45.7902	431,985	BATE
05.09.2019	40,917	45.8338	1,875,382	CHIX
05.09.2019	10,872	45.8176	498,129	TRQX
06.09.2019	150,138	45.6973	6,860,897	XPAR
06.09.2019	13,648	45.6939	623,631	BATE
06.09.2019	70,956	45.7050	3,243,045	CHIX
06.09.2019	13,810	45.7108	631,266	TRQX
09.09.2019	97,355	46.1252	4,490,519	XPAR
09.09.2019	10,041	46.1500	463,392	BATE
09.09.2019	52,164	46.1296	2,406,304	CHIX
09.09.2019	13,870	46.1220	639,712	TRQX
Total	596,552	45.8605	27,358,196

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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